Exhibit 99.1

GOLD STANDARD DRILLING FINDS NEW HIGH-GRADE OXIDE GOLD ZONE AT THE PINION DEPOSIT, CARLIN TREND, NEVADA

PR20-26 intersects 77.7m of 2.24 g Au/t, including 22.9m of 4.21 g Au/t and PR20-34 intersects 38.1m of 4.37 g Au/t including 16.8m of 5.41 g Au/t

November 12, 2020 - Vancouver, B.C. - Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN: GSV) (“Gold Standard” or the “Company”) today announced that its 2020 Pinion deposit development program has found a new higher-grade oxide zone with potential to grow. The new zone at Pinion exhibits thicker breccia as well as exceptional oxide grades based on recent drilling on GSV s 100%-owned/controlled Railroad-Pinion Project in Nevada s Carlin Trend.

The drill results released today are from an additional 36 reverse-circulation (“RC”) holes (see Pinion DH Location Map - Nov. 10, 2020 and Significant Pinion DH Intercepts - Nov. 10, 2020). With this release, all reverse circulation holes (60 total) have been reported. Results from 15 core holes are pending.

Oxide results include 77.7m of 2.24 g Au/t, including 22.9m of 4.21 g Au/t in PR20-26; 38.1m of 4.37 g Au/t, including 16.8m of 5.41 g Au/t in PR20-34; 25.9m of 3.66 g Au/t, including 12.2m of 6.45 g Au/t in PR20-60; and 39.6m of 1.36 g Au/t, including 15.2m of 2.03 g Au/t in PR20-37. These results identify a number of new and potentially value-add opportunities at Pinion and the greater South Railroad Project, including: 1) a N60W trending zone of higher-grade oxide mineralization at Pinion that remains open to the south, east and at depth; 2) a potential expansion of the Pinion Phase 4 resource; and 3) a new gold host unit - the Tripon Pass Formation - which hosts +1 g Au/t reduced mineralization.

Objectives of the drilling included: 1) decreasing drill spacing on the Pinion Phase 4 inferred oxide resource for conversion to Measured and Indicated; 2) providing material for metallurgical testing; and 3) tightening the drill spacings near historic Cameco holes SB-136, an RC hole that intersected 102.1m of 1.38 g Au/t, and SB-162-99, a core hole that twinned and verified the SB-136 results with an intercept of 112.0m of 1.24 g Au/t. All of these objectives have been successfully completed.

Jonathan Awde, CEO and Director of Gold Standard commented: “Railroad-Pinion has continued to provide upside surprises. The new Pinion zone has the best oxide gold grades we have ever drilled at Pinion and it has potential to expand. Finding gold in the Tripon Pass Formation opens up a possible new host unit. Twelve holes ended in altered multilithic breccia with oxide gold values ranging from 0.31 g Au/t to 2.52 g Au/t as mineralized thicknesses exceeded expectations. All considered, this has been a very successful program and we have more results to come.”

Key Highlights for Pinion include:

  Drill hole PR20-26 intersected 77.7m of 2.24 g Au/t, including 22.9m of 4.21 g Au/t, and PR20- 34 intersected 38.1m of 4.37 g Au/t, including 16.8m of 5.41 g Au/t. These drill holes are on the southern margin of the drill pattern and represent the best oxide intercepts ever completed at the Pinion deposit.

  Nine holes (PR20-26, -28, -29, -30, -34, -35, -36, -37 and -42) in this release and three holes (PR20- 19, -20 and -27) announced last month (see October 20, 2020 news release) ended in altered multilithic breccia with oxide gold values ranging from 0.31 g Au/t to 2.52 g Au/t. These holes intersected thicker and higher gold grades than predicted by the resource model.

  Pinion Phase 4 drilling has defined a new N60W striking zone of higher than average deposit gold grade, considerable breccia thickness and an increase in igneous sills and dikes. Along this trend, oxide mineralization exhibits vertical and strike continuity over an area approximately 300m (along a NW/SE strike) by approximately 170m wide. Mineralization remains open for another 600m to the southeast of this drilling and at depth. Additional drilling is in progress to further define this zone, both at depth and along strike.

  PR20-34 also intersected a reduced gold zone of 10.7m of 2.14 g Au/t (at a 1.0 g Au/t cutoff) in the Tripon Pass Formation, immediately above the oxide intercept of 38.1m of 4.37 g Au/t. This reduced intercept represents a new gold host and style of mineralization at Pinion.

  In the northern portion of the drill pattern, three holes intersected vertically-continuous zones of +1 g Au/t oxide mineralization, including 32.0m of 1.14 g Au/t, including 10.7m of 2.40 g Au/t in PR20-47; 24.4m of 1.55 g Au/t, including 16.8m of 2.11 g Au/t in PR20-59; and 25.9m of 3.66 g Au/t, including 12.2m of 6.45 g Au/t in PR20-60. These holes intersected higher gold grades than predicted by the resource model.

Pinion RC drill results are as follows:

Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
PR20-22	RC		-90	161.5	97.6-118.9	21.3	0.57
PR20-24	RC		-90	146.3	68.6-105.2	36.6	1.00
Including					68.6-79.3	10.7	1.70
					128.0-141.7	13.7	0.43
PR20-26	RC		-90	265.2	187.5-265.2	77.7	2.24
Including					214.9-237.8	22.9	4.21
PR20-28	RC		-90	231.7	153.9-170.7	16.8	0.25
					211.9-224.1	12.2	0.27
					228.6-231.7	3.1	0.87
PR20-29	RC		-90	250.0	195.1-218.0	22.9	0.18
					224.1-250.0	25.9	0.34
PR20-30	RC		-90	271.3	196.6-213.4	16.8	0.37
					221.0-271.3	50.3	1.04
Including					221.0-234.7	13.7	2.17
PR20-31	RC		-90	297.2	228.7-256.1	27.4	1.29
Including					236.3-247.0	10.7	2.00
PR20-32	RC		-90	289.6	187.5-225.6	38.1	0.60
Including					187.5-195.1	7.6	1.20
PR20-33	RC		-90	271.3	228.6-239.3	10.7	0.61
PR20-34	RC		-90	277.4	210.3-221.0	10.7	2.14
					239.3-277.4	38.1	4.37
Including					245.4-262.2	16.8	5.41
PR20-35	RC	270	-74	246.9	211.8-246.9	35.1	0.76
PR20-36	RC		-90	221.0	216.4-221.0	4.6	1.19
PR20-37	RC		-90	251.5	211.9-251.5	39.6	1.36
Including					219.5-234.7	15.2	2.03
PR20-38	RC		-90	230.2	208.8-219.5	10.7	1.17
PR20-39	RC	270	-82	144.8	86.9-123.5	36.6	1.46
Including					97.6-103.7	6.1	6.61
PR20-40	RC		-90	160.0	131.1-155.5	24.4	0.42
PR20-41	RC		-90	271.3	224.1-233.2	9.1	0.45
					262.2-269.8	7.6	0.42
PR20-42	RC		-90	259.1	231.7-259.1	27.4	0.35

PR20-43	RC		-90	231.6	196.6-201.2	4.6	0.48
PR20-44	RC		-90	216.4	164.6-192.0	27.4	0.65
PR20-45	RC		-90	280.4	187.5-196.6	9.1	0.43
PR20-46	RC		-90	227.1	181.4-202.7	21.3	0.73
PR20-47	RC		-90	146.3	93.0-125.0	32.0	1.14
Including					93.0-103.7	10.7	2.40
PR20-48	RC		-90	158.5	86.9-115.9	29.0	0.88
Including					96.0-102.1	6.1	2.61
PR20-49	RC		-90	161.5	120.4-144.8	24.4	0.68
Including					120.4-131.1	10.7	1.18
PR20-50	RC		-90	152.4	135.7-147.9	12.2	0.51
PR20-51	RC		-90	182.9	150.9-178.3	27.4	0.71
PR20-52	RC		-90	268.2	210.4-228.7	18.3	1.15
					237.8-259.1	21.3	0.81
PR20-53	RC		-90	280.4	234.8-254.6	19.8	0.30
PR20-54	RC		-90	248.4	199.7-205.8	6.1	1.43
PR20-55	RC		-90	199.6	150.9-155.5	4.6	0.43
					160.1-167.7	7.6	0.39
PR20-56	RC		-90	210.3	140.2-150.9	10.7	1.78
Including					140.2-144.8	4.6	3.46
PR20-57	RC		-90	196.6	170.7-195.1	24.4	1.03
Including					179.9-192.1	12.2	1.53
PR20-58	RC		-90	201.2	147.9-172.3	24.4	1.58
Including					152.4-164.6	12.2	2.06
PR20-59	RC		-90	149.4	100.6-125.0	24.4	1.55
Including					103.6-120.4	16.8	2.11
PR20-60	RC	90	-74	155.4	91.5-117.4	25.9	3.66
Including					93.0-105.2	12.2	6.45

Gold intervals reported in this table were calculated using a 0.14 g Au/t cutoff for oxide mineralization and a 1.0 g Au/t cutoff for reduced mineralization. Weighted averaging has been used to calculate all reported intervals. True widths are estimated at 70-90% of drilled thicknesses.

Don Harris, Gold Standard s General Manager commented, “Phase 4 drilling was designed as a routine infill program to increase confidence from inferred to measured and indicated. However, drill assay results along the southern portion of the program exceeded expectations with thicker and higher-grade intervals encountered. The higher oxide grades and refractory intercepts encountered in the Tripon Pass indicate the Pinion system is increasing in strength as we move south. Additional drilling is in progress to further refine this zone and impacts to the Pinion Phase 4 potential mining layback. The results will be incorporated into the ongoing feasibility study.

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:

All Gold Standard sampling was conducted under the supervision of the Company s project geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. A blank, certified reference material, or rig duplicate was inserted approximately every tenth sample. Samples from drill holes PR20-50 through PR20-60 were shipped to Paragon Geochemical s certified laboratory in Sparks, NV where they were crushed and pulverized. Resulting sample pulps were digested and analyzed for gold using fire assay fusion and an ICP-OES finish on a 30-gram split. The remainder of the drill samples were delivered to Bureau Veritas Mineral Laboratories preparation facility in either Sparks, NV or Hermosillo, Mexico where they were crushed and pulverized. Resulting sample pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30-gram split. Over limit gold assays were determined using a fire assay fusion with a gravimetric finish on a 30-gram split. All other elements were determined by ICP. Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

Drill hole deviation was measured by gyroscopic down hole surveys that were completed on all holes by International Directional Services of Elko, NV. Final drill collar locations are surveyed by differential GPS by Apex Surveying, LLC of Spring Creek, Nevada.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101.

ABOUT GOLD STANDARD VENTURES - Gold Standard is an advanced-stage gold exploration company focused on building value in a safe, responsible, sustainable and ethical manner by leveraging its strategic, cornerstone land package in Nevada s Carlin Trend. Gold Standard intends to advance its South Railroad Project through permitting and a feasibility study towards a potential production decision. Gold Standard intends to augment this goal by advancing exploration that contributes value to the South Railroad Project.

The Pinion deposit has a mineral resource estimate prepared in accordance with NI 43-101 consisting of an Measured and Indicated Mineral Resource of 28.93 million tonnes grading 0.58 g/t Au and 4.22 g/t Ag, totaling 544,000 ounces of gold and 3,929,000 ounces of silver, and an Inferred Mineral Resource of 10.81 million tonnes grading 0.64 g/t Au and 3.80 g/t Ag, totaling 224,000 ounces of gold and 1,322,000 ounces of silver, using a cut-off grade of 0.14 g/t Au and constrained by a $1,500/Au ounce LG Cone.

The Dark Star deposit has a mineral resource estimate prepared in accordance with NI 43-101 consisting of a Measured and Indicated Mineral Resource of 32.72 million tonnes grading 0.88 g/t Au, totaling 921,000 ounces of gold and an Inferred Mineral Resource of 2.48 million tonnes grading 0.70 g/t Au, totaling 56,000 ounces of gold, using a cut-off grade of 0.14 g Au/t and constrained by a $1,500/Au ounce LG Cone.

The North Bullion deposit has a mineral resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Mineral Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

The Jasperoid Wash deposit has a mineral resource estimate prepared in accordance with NI 43-101 consisting of an Inferred Mineral Resource of 10.57 million tonnes grading 0.33 g/t Au, totaling 111,000 ounces of gold, using a cut-off grade of 0.14 g Au/t and constrained by a $1,500/Au ounces LG Cone.

Neither the Toronto Stock Exchange nor its regulation services provider nor the NYSE American LLC accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management s current expectations and assumptions. Such forward-looking statements reflect management s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: obtaining drill results that will further enhance the Company s mineral resources; advancing its South Railroad Project through permitting and a feasibility study towards a potential production decision and augmenting this goal by advancing exploration that contributes value to the South Railroad Project; and the success related to any future exploration or development programs.

These forward-looking statements and information reflect the Company s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: our mineral reserve and resource estimates and the assumptions upon which they are based, including geotechnical and metallurgical characteristics of rock confirming to sampled results and metallurgical performance; tonnage of ore to be mined and processed; ore grades and recoveries; assumptions and discount rates being appropriately applied to the PFS; success of the Company's projects, including the South Railroad Project; prices for silver and gold remaining as estimated; currency exchange rates remaining as estimated; availability of funds for the Company's projects; capital, decommissioning and reclamation estimates; mineral reserve and resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour- related disruptions; no unplanned delays or interruptions in scheduled construction and production; all necessary permits, licenses and regulatory approvals are received in a timely manner; and the ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver and gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the Canadian dollar versus the U.S. dollar); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the United States, including environmental, export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation; increased competition in the mining industry for equipment and qualified personnel; the availability of additional capital; title matters and and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

Canadian public disclosure standards, including NI 43-101, differ significantly from the requirements of the SEC set forth in Industry Guide 7 (“Industry Guide 7”), and information concerning mineralization, deposits, mineral reserve and resource information contained or referred to herein may not be comparable to similar information disclosed by U.S. companies in accordance with Industry Guide 7. In particular, and without limiting the generality of the foregoing, this news release uses the terms “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources”. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, Industry Guide 7 does not recognize them. U.S. investors should also understand that inferred mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of “inferred mineral resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian securities laws, estimated inferred mineral resources may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of contained ounces in a mineral resource is permitted disclosure under Canadian securities laws. However, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute reserves by Industry Guide 7 standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with Industry Guide 7.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com